EXHIBIT 99.1

Midroog has removed from the Watch List bonds (Series B and C) issued by B Communications Ltd.

(“the Company” or “BCOM”) and downgraded the rating from Aa3.il to A1.il with negative outlook.

Ramat-Gan, Israel, September 25, 2017 B Communications Ltd. (Nasdaq and TASE: BCOM) (“B Communications”) announced today that Midroog Ltd. has removed from the Watch List bonds (Series B and C) issued by B Communications Ltd. (“the Company” or “BCOM”) and downgraded the rating from Aa3.il to A1.il with negative outlook.

Below is a Summary of the Rating Rationale as were published by Midroog:

The rating has been downgraded based on Midroog assessments of erosion of the Company’s financial flexibility and an increase in its level of leverage. The rating downgrade also reflects Midroog assessment that reduces the likelihood of the Midroog base scenario of continued distribution of the entire net profit of Bezeq – The Israeli Telecommunication Corp. Ltd. (hereinafter: “Bezeq” or “the Subsidiary”), although at this stage there has been no change in this distribution policy. The rating of BCOM, a holding company whose sole purpose is to fund the holding of the controlling interest in Bezeq (26.34% of share capital, Aa2.il/stable), is supported by the rating of the Subsidiary, whose business and financial strength serve as the point of departure for analyzing the Company’s credit risks. The gap in the rating versus the underlying asset reflects the subordination of the Company’s obligations to those of Bezeq as well as its material dependence on Bezeq as its sole debt-service source.

Bezeq is Israel’s largest and leading communications group, operating in the communications market which is estimated by Midroog at medium business risk mainly in view of intensive competition and high exposure to a regulatory policy that encourages competition. Bezeq’s strong business positioning is supported by a robust brand, wide operational dispersion, significant market share and ownership of a countrywide landline communications infrastructure, that confer on it a strategic and monopolistic standing in the landline sector coupled with a technological edge and business flexibility. In Midroog assessment, intensifying competition in the communications market, combined with the effects of regulatory reforms and revenue erosion, present Bezeq with a challenge to maintain high profitability. We foresee in the coming two years a decrease in revenues of Bezeq and somewhat reduced profitability, which, however, will remain relatively high and translate into strong cash flows.

The Company’s rating is supported by the expected stream of dividends from Bezeq, based on Bezeq’s policy of distribution of its entire net profit. The Midroog base scenario assumes that in the forecast years Bezeq will distribute NIS 1.35-1.45 billion per year, of which BCOM’s share is NIS 350-380 million, with the Company having to refinance in the medium term a debt of NIS 100-200 million - taking into account projected dividends to the BCOM shareholders (approximately NIS 100 million per year) - and to support servicing of the debt of Internet Gold Lines Ltd. (“Internet Gold”, A3.il/negative), the Company’s controlling shareholder. Under the base scenario, BCOM enjoys quick and favorable debt-service ratios: the ICR ratio and the DSCR ratio are expected in the short and medium term to be in the range of 3.0-4.0 and 1.0-1.2, respectively. Nevertheless, Midroog is downgrading the likelihood of the above base scenario, given Midroog estimate of lower visibility of the dividends from Bezeq following the developments relating to corporate governance at Bezeq, which could impact on the distribution policy. Admittedly, the board of directors and the shareholders’ meeting recently approved the periodic distribution of 100% of the net profit in accordance with the existing distribution policy; however, Midroog believes that this policy will be subject to ongoing review in the near future. It should be noted that the Company is positioned at the lower level of the above ratios, even assuming a lower dividend from Bezeq (distribution range of 80%-100%), although this is not the case if one assumes more stringent scenarios as to the rate of distribution from Bezeq and/or a more stringent scenario as to the performance of the underlying asset. BCOM is allowed a degree of flexibility in reducing the amount of the distribution to its shareholders, in the event of a decrease in the dividend amounts received from Bezeq; however, we take into account that the parent company needs these dividends to service its obligations, thus BCOM could act to refinance its debt beyond the assumption of the base scenario, in order to meet the planned distribution, which would prevent reduction of the financial debt, contrary to Midroog forecasts thus far.

The Company has an adequate liquidity buffer, reflected in a cash balance and a securities portfolio amounting to NIS 372 million as of June 30, 2017, in addition to a free share component (beyond the control-core shares) valued at NIS 194 million immediately prior to the date of the report. The Company is also expected to receive its share (NIS 186 million) of the dividend distribution by Bezeq at the beginning of October, which has already been approved by the general meeting of Bezeq shareholders. Under the base scenario, BCOM is expected to retain sufficient cash in the short term for servicing its debt, with the DSCR+cash debt service ratio projected to be in the range of 2.5-3.0 in the years 2017-2018, a quick coverage ratio also reflecting adequate liquidity. The Company’s financial liquidity is unexceptional, due to a high leverage level, absence of signed credit facilities and the existence of a negative pledge on most of the Bezeq shares held by it. The Company’s financial flexibility is also negatively affected by the leverage level of Internet Gold and the latter’s dividend needs.

The negative outlook reflects Midroog assessment of increasing uncertainty as to the future of the Bezeq dividend policy. We take into account that the events involving Bezeq’s corporate officers could result in further upsets which we are unable to assess at the present time and which, in Midroog opinion, fall under the definition of event risk. Currently, the factors that could lead to an additional negative rating action include a significant decrease in the distribution rate from Bezeq and/or continued impairment of the Company’s financial flexibility.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at: http://maya.tase.co.il/.